

October 8, 2020

Jeffrey Peck
President and Chief Executive Officer
The Peck Company Holdings, Inc.
4050 Williston Road, #511
South Burlington, Vermont 05403

  Re: The Peck Company Holdings, Inc.
   Registration Statement on Form S-4
   Filed October 1, 2020
   File No. 333-249183

Dear Mr. Peck:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing